Via Facsimile and U.S. Mail
Mail Stop 6010

October 8, 2008

Steve H. Kanzer
Chairman and Chief Executive Officer
Pipex Pharmaceuticals, Inc.
3930 Varsity Drive
Ann Arbor, MI 48108

Re: **Pipex Pharmaceuticals, Inc.**
        Form 10-KSB for the Year Ended December 31, 2007
        File No. 001-12584

Dear Mr. Kanzer:

        We have completed our review of your Form 10-KSB and have no further
comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief